UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended: June 30, 2025

RoyaltyTraders, LLC dba SongVest

Delaware	86-2712690
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1053 East Whitaker Mill Rd., Suite 115 Raleigh, NC	27604
(Address of principal executive offices)	(Zip Code)

(919) 276-5454

(Issuer’s telephone number, including area code)

“Hit The Quan” Royalty Share Units

“Chippass” Royalty Share Units

“Fear No More” Royalty Share Units

“Onyx” Royalty Share Units

“Cross Me” Royalty Share Units

“Young L” Royalty Share Units

“Cainon Lamb” Royalty Share Units

“Erik Cain” Royalty Share Units

“No Scrubs - TLC Version” Royalty Share Units

“Creep - TLC Version” Royalty Share Units

“Diggin On You - TLC Version” Royalty Share Units

“Swish Swish” Royalty Share Units

“Canion Lamb (Beyonce’s Countdown and More)” Royalty Share Units

(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report on Form 1-SA (the “Report”), the terms “SongVest”, “our”, “we”, “us”, and the “company” refer to RoyaltyTraders LLC dba SongVest. Our company is managed by SAJA LLC, a Delaware limited liability company formed on October 3, 2024 (“SAJA”), which also owns 100% of our company. Throughout this report, we refer to SAJA as the “manager”.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS SEMI-ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

ROYALTY SHARE UNITS OFFERING TABLE

The tables below show key information related to the offering of each series of Royalty Share Units as of the date of this Semi-Annual Report.

The following table provides information on offerings of our Royalty Share Units under our current offering statement (File No.: 024-12524).

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit	Minimum Offering Amount(2)	Maximum Offering Amount(2)	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid ($)	Status(4)
“No Scrubs – TLC Version” 2nd Offering	“No Scrubs – TLC Version” Sound Recording Owner’s Share	$120	$-	$61,440	512	December 20, 2024	April 30, 2025	$4,800	$2,180.50	Closed
“Creep – TLC Version” 2nd Offering	“Creep – TLC Version” Sound Recording Owner’s Share	$120	$-	$76,200	635	December 20, 2024	April 30, 2025	$3,000	$35.00	Closed
“Beyonce’s Radio”	“Beyonce’s Radio” Producer’s Share	$36	$-	$38,880	1,080	December 20, 2024	April 30, 2025	$9,972	N/A	Closed
Beyonce: “Countdown”	“Beyonce’s Countdown and More” Writer’s Share	$72	$-	$37,152	516	December 20, 2024	April 30, 2025	$33,192	$2,331.80	Closed
“Justin Bieber’s Rockin’ Around the Christmas Tree”	“Rockin’ Around the Christmas Tree” Producer’s Share	$37.80	$-	$108,864	2,880	December 20, 2024	April 30, 2025	N/A	N/A	Withdrawn
“Young Thug – Best Friend”	“Best Friend” Writer’s Share	$36	$-	$19,872	552	December 20, 2024	April 30, 2025	$9,648	N/A	Closed
“Under Pressure”	“Under Pressure” Producer’s Share	$98	$-	$157,486	1,607	December 20, 2024	April 30, 2025	$66,836	$586.72	Closed
“I Want It All”	“I Want It All Producer’s Share	$98	$-	$164,444	1,678	December 20, 2024	April 30, 2025	$17,150	$64.89	Closed
“The Show Must Go On”	“The Show Must Go On” Producer’s Share	$98	$-	$123,774	1,263	December 20, 2024	April 30, 2025	$12,642	$109.80	Closed
“Bohemian Rhapsody Soundtrack”	“Bohemian Rhapsody Soundtrack” Producer’s Share	$98	$-	$64,484	658	December 20, 2024	April 30, 2025	$36,652	$416.89	Closed
“A Kind of Magic”	“A Kind of Magic” Producer’s Share	$98	$-	$139,062	1,419	December 20, 2024	April 30, 2025	$12,446	$163.41	Closed
“Anything At All – 2024 Version”	“Anything At All – 2024 Version” Sound Recording Owner’s Share	$63	$-	$63,000	1,000	December 20, 2024	April 30, 2025	$5,292	N/A	Closed
“Duran Duran’s Ordinary World”	“Duran Duran’s Ordinary World” Sound Recording Owner’s Share	$63	$-	$64,134	1,018	March 31, 2025	April 30, 2025	$16,821	$1,126.80	Closed
“Duran Duran’s Come Undone”	“Duran Duran’s Come Undone” Sound Recording Owner’s Share	$63	$-	$53,676	852	March 31, 2025	April 30, 2025	$14,931	$162.27	Closed
“Zardonic’s Raise Hell”	“Zardonic’s Raise Hell” Sound Recording Owner’s Share	$63	$-	$126,000	2,000	March 31, 2025	April 30, 2025	N/A	N/A	Withdrawn
“Jimmie Allen’s Down Home”	“Jimmie Allen’s Down Home” Sound Recording Owner’s Share	$63	$-	$74,088	1,176	March 31, 2025	April 30, 2025	N/A	N/A	Withdrawn
“Jimmie Allen’s Freedom Was A Highway”	“Jimmie Allen’s Freedom Was A Highway” Sound Recording Owner’s Share	$63	$-	$19,845	315	March 31, 2025	April 30, 2025	N/A	N/A	Withdrawn
“Jimmie Allen’s Best Shot”	“Jimmie Allen’s Best Shot” Sound Recording Owner’s Share	$63	$-	$147,924	2,348	March 31, 2025	April 30, 2025	N/A	N/A	Withdrawn

(1)	The offering price per Royalty Share Unit for this offering was determined by our company. To assist in this determination, our company utilized a “second-price” auction during the testing the waters period under Rule 255 of Regulation A.
(2)	The Minimum Offering Amount is the minimum amount of proceeds our company must raise in order to close on investments in the applicable offering. The Maximum Offering Amount includes the cost to acquire the 100% of the Music Royalty Asset set forth in the “Underlying Portfolio(s)” column in the table above, and, as applicable, the Minimum Offering Amount represents the cost to a smaller percentage of that Music Royalty Asset (as set forth in the applicable Royalty Share Agreement). Each of the minimum and maximum offering amounts (with the exception of the “TLC” offerings) also includes the Sourcing Fee.
(3)	Represents total distributions paid to holders of Royalty Share Units as of the date of this offering circular.
(4)	In this column, “Not Yet Qualified” indicates offerings submitted for review to the SEC under this offering statement, but that have not yet been qualified by the SEC. “Open” indicates that the offering has been qualified by the SEC and the company is actively accepting investments in that offering. “Closed” indicates that the offering was previously Open and accepting investments but is now no longer accepting investments. “Withdrawn” indicates an offering that was either previously qualified by the SEC or submitted to the SEC for qualification in an offering statement that the company has subsequently decided to cancel, returning any investments received by the company from investors in that offering and preventing any future investment in that offering.

The company previously offered is Royalty Share Units pursuant to an offering statement on Form 1-A (File No. 024-11532), in which the Royalty Share Units set forth in the table below were offered and sold. On September 27, 2024, this offering was terminated.

Royalty Share Unit Name	Underlying Portfolio(s)	Offering Price per Unit		Minimum Offering Amount(2)	Maximum Offering Amount(2)	Maximum Units	Opening Date	Closing Date	Final Amount Sold ($)	Distributions Paid(3)
“Hit The Quan”	“Hit the Quan” Producer’s Share	$16.00	(1)	$31,200	$31,200	1,950	September 30, 2021	February 22, 2022	$31,200	$22,912.50
“Sanguine Paradise”	“Sanguine Paradise” Writer’s Share	$250.00	(1)	$47,500	$158,000	632	February 9, 2022	N/A	N/A	N/A
“Gang Forever”	“Gang Forever” Artist’s Share	$250.00	(1)	$57,000	$190,000	760	February 9, 2022	N/A	N/A	N/A
“3 Headed Goat”	“3 Headed Goat” Writer’s Share	$250.00	(1)	$161,500	$537,750	2,151	February 9, 2022	N/A	N/A	N/A
“Chippass”	“Chippass” Record Label’s Share	$250.00	(1)	$13,750	$27,750	111	September 13, 2022	October 13, 2022	$27,750	$9,769.11
“DJ Fresh”	“DJ Fresh” Record Label’s Share & Writer’s Share	$300.00	(1)	$39,600	$79,200	264	September 13, 2022	N/A	N/A	N/A
“Runnin’ (Lose It All)”	“Runnin’ (Lose It All)” Writer’s Share & Publisher’s Share	$250.00	(1)	$133,250	$266,500	1,066	November 22, 2022	N/A	N/A	N/A
“Fear No More”	“Fear No More” Writer’s Share	$100.00	(1)	$7,700	$14,000	140	November 22, 2022	December 22, 2022	$14,000	$5,461.40
“Cross Me”	“Cross Me” Writer’s Share	$100.00	(1)	$11,500	$21,500	215	November 22, 2022	February 6, 2023	$12,300	$2,466.84
“YoungBoy NBA – Drawing Symbols”	“YoungBoy NBA – Drawing Symbols” Writer’s Share	$100.00	(1)	$7,700	$13,800	138	January 3, 2023	N/A	N/A	N/A
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding Performance) & Publisher’s Share	$150.00	(1)	$33,000	$64,500	430	January 3, 2023	February 2, 2023	$64,500	$22,424.50
“Young L”	“Young L” Writer’s Share & Co-Publisher’s Share	$103.00	(1)	$10,197	$20,394	198	March 6, 2023	March 13, 2023	$20,394	$8,591.22
“Cainon Lamb”	“Cainon Lamb” Writer’s Share	$150.00	(1)	$86,250	$171,000	1,140	March 6, 2023	April 30, 2023	$104,400	$25,682.40
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share	$100.00	(1)	$15,700	$29,800	298	March 6, 2023	March 24, 2023	$29,800	$7,175.84
“No Scrubs – TLC Version”	“No Scrubs – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$130,000	1,300	August 28, 2023	September 21, 2024	$78,800	$8,055.39
“Creep – TLC Version”	“Creep – TLC Version” Sound Recording Owner’s Share	$100.00	(1)	N/A	$105,000	1,050	August 28, 2023	September 21, 2024	$41,500	$1,515.50
“Diggin On You – TLC Version”	“Diggin On You – TLC Version” Sound Recording Owner’s Share	$110.00	(1)	N/A	$22,000	200	August 28, 2023	July 31, 2024	$22,000	$290.00
“Swish Swish”	“Swish Swish” Writer’s Share & Publisher’s Share	$100.00		$18,200	$36,300	363	December 6, 2023	January 16, 2024	$36,600	$4,283.40
“Allstar JR 3 Macs”	“Allstar JR 3 Macs” Sound Recording “Shaudie Man STEP” Owner’s Share	$50.00		$36,550	$73,100	1,462	N/A	N/A	N/A	N/A
“Shaudie Man STEP”	Sound Recording Owner’s Share	$50.00		$19,950	$39,900	798	N/A	N/A	N/A	N/A
“Willie Taylor Soakin Wet”	“Willie Taylor Soakin Wet” Sound Recording Owner’s Share	$50.00		$19,750	$39,500	790	N/A	N/A	N/A	N/A
“Beyonce’s Radio”	“Beyonce’s Radio” Producer’s Share	$30.00		$16,200	$32,400	1,080	July 12, 2024	N/A	N/A	N/A
Bullet Boys – I Know There’s Something Going On	“I Know There’s Something Going On” Sound Recording Owner’s Share	$50.00		$15,150	$30,250	605	July 12, 2024	N/A	N/A	N/A
Bullet Boys– Smooth Up In Ya – 2024 Version	“Smooth Up” Sound Recording Owner’s Share	$60.00		$18,180	$36,300	605	July 12, 2024	N/A	N/A	N/A
“Canion Lamb (Beyonce’s Countdown and More)”	“Beyonce’s Countdown and More” Writer’s Share	$60.00		$35,160	$70,260	1,171	July 12, 2024	September 21, 2024	$39,300	$2,331.80
“Justin Bieber’s Rockin’ Around the Christmas Tree”	“Rockin’ Around the Christmas Tree” Producer’s Share	$31.50		$47,250	$94,500	3,000	July 12, 2024	N/A	N/A	N/A
“Young Thug – Best Friend”	“Best Friend” Writer’s Share	$30.00		$8,280	$16,560	552	July 12, 2024	N/A	N/A	N/A

(1)	The offering price per Royalty Share Unit for this offering was determined by our company. To assist in this determination, our company utilized a “second-price” auction during the testing the waters period under Rule 255 of Regulation A.
(2)	The Minimum Offering Amount is the minimum amount of proceeds our company had to raise in order to close on investments in the applicable offering. The Maximum Offering Amount includes the cost to acquire the 100% of the Music Royalty Asset set forth in the “Underlying Portfolio(s)” column in the table above, and, as applicable, the Minimum Offering Amount represents the cost to a smaller percentage of that Music Royalty Asset (as set forth in the applicable Royalty Share Agreement). Each of the minimum and maximum offering amounts (with the exception of the “Hit the Quan” and “TLC” offerings) also includes the Sourcing Fee.
(3)	Represents total distributions paid to holders of Royalty Share Units as of the date of this Semi-Annual Report.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with our financial statements and the related notes included in this Semi-Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Our financial statements for the six months ended June 30, 2025 and 2024 are unaudited.

Overview

Since its formation in March 2021 through October 2024 our company has been engaged primarily in two areas: selling music catalogs and advances to our customers at auction as well as building the infrastructure to support our new royalty share model by developing the financial, offering and other materials to begin our offerings of Royalty Share Units.

In October 2024, our company underwent a restructuring, whereby we became a wholly-owned subsidiary of, and managed by, SAJA, and certain aspects of our operations – primarily, the ownership and operation of the SongVest Platform – were moved into a newly-formed sister entity, RT2, which is also a wholly-owned subsidiary of, and managed by, SAJA. As a result of this restructuring, our company’s sole business operation is the acquisition of Music Royalty Assets and making offers and sales of related Royalty Share Units. We refer to this restructuring herein as the “October 2024 Restructuring”.

We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced.

Operating Results for the Six Months Ended June 30, 2025 and 2024

Revenues. Revenues are generated at the company level. From January 1, 2025 through June 30, 2025, we generated $93,232 in gross revenues compared to gross revenues of $343,273 for the period January 1, 2024 through June 30, 2024. This decrease is primarily due to the October 2024 Restructuring with our company now only earning revenue through Sourcing Fees earned in connection with our offerings of Royalty Share Units and from Administrative Fees charged on distributions of royalties to investors in our Royalty Share Units, whereas prior to the October 2024 Restructuring, we also earned commissions on the placement of private catalog sales and advances. Also, our company incurred $17,209 in direct sales costs during the six months ended June 2025 compared to $0 in the prior period. During the six months ended June 30, 2025, our company earned $89,340 in Sourcing Fees and $3,891 in Administrative Fees, respectively, compared to $0 and $3,772 in Sourcing Fees and $3,891 in Administrative Fees, respectively, during the six months ended June 30, 2024 as all revenue for that time period aside from the aforementioned Administrative Fees was due to private catalog sale and advance commissions of $339,501.

Operating Expenses. From January 1, 2025 through June 30, 2025, we incurred $96,397 in operating expenses, a substantial decrease compared to $651,913 in operating expenses incurred during the six months ended June 30, 2024. The most significant component of our operating expenses during the six months ended June 30, 2025 was $63,100 in general & administrative expenses consisting of legal and audit fees incurred in connection with our Regulation A offering(s). The second largest component of our operating expenses during the six months ended June 30, 2025 was marketing & sales expenses of $33,297 incurred in connection with sales and marketing efforts related to our business Regulation A offering(s). In comparison, for the period January 1, 2024 through June 30, 2024, $357,947 was for sales and marketing efforts, $243,082 was for payments to contractors, and the remainder of $50,884 for general and administrative costs. The decrease in marketing & sales expense from prior year is due to our company paying for general advertising and sales consulting support which the company did not continue during the six months ended June 30, 2025. Operating expenses for the period ended June 30, 2025 were significantly lower due to our company divesting its private catalog and advance business and the associated expenses as part of the October 2024 Restructuring.

Amortization & Depreciation Expense. From January 1, 2025 through June 30, 2025, we incurred $11,323 in straight line amortization expense related to the capitalized filing costs asset with a 3 year useful life which was placed in service in December 2024, compared to $24,045 in depreciation expense for the six months ended June 30, 2024 related to the capitalized software asset which was transferred out of our company as part of the October 2024 Restructuring along with the associated accumulated depreciation balance.

Interest Expense. From January 1, 2025 through June 30, 2025, we incurred $60,005 in interest expense on our outstanding promissory notes detailed further below in this section under “Indebtedness”, compared to $98,480 in interest expense we incurred on our outstanding promissory notes from January 1, 2024 through June 30, 2024. This decrease in interest costs is due to the related party promissory notes and associated accrued interest balances being transferred from our company to SAJA LLC in March 2025. Additionally, interest expense of $0 and $6,511 on short term credit was paid during the six months ended June 30, 2025 and 2024, respectively.

Net Loss. As a result of the foregoing, we incurred a net loss of $91,702 for the period from January 1, 2025 through June 30, 2025 compared to a net loss of $431,165 for the period from January 1, 2024 through June 30, 2024.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Offerings Summary

A summary of the offerings of Royalty Share Units under all of our offering statements that have closed, and the Sourcing Fees we have earned in connection with those offerings, is set forth below. Additionally, to the extent we have earned Administrative Fees on distributions made to investors in those offerings, that is also set forth in the table below.

Royalty Share Unit Name	Underlying Asset of Royalty Share Agreement	Term of Royalty Share Agreement	Closing Date	Final Amount Sold	Sourcing Fee	Distributions Paid To Holders of Royalty Share Units(1)	Administrative Fees Earned(1)(2)
“Hit The Quan”	“Hit the Quan” Producer’s Share (100%)	Life of the Copyright	February 22, 2022	$31,200	$0.00	$22,912.50	$2,547.36
“Chippass”	“Chippass” Record Label’s Share (90%)	Life of the Copyright	October 13, 2022	$27,750	$3,827.59	$9,769.11	$513.48
“Fear No More”	“Fear No More” Writer’s Share (40%)	Life of the Copyright	December 22, 2022	$14,000	$1,724.00	$5,461.40	$285.74
“Cross Me”	“Cross Me” Writer’s Share (50%)	Life of the Copyright	February 6, 2023	$12,300	$1,475.55	$2,466.84	$141.42
“Onyx, Travis Scott, The Notorious B.I.G. & More”	“Onyx, Travis Scott, The Notorious B.I.G. & More” Writer’s Share (excluding public performance) (100%) & Publisher’s Share (100%)	Life of the Copyright	February 2, 2023	$64,500	$8,689.66	$22,424.50	$1,311.88
“Young L”	“Young L” Writer’s Share (100%) & Co-Publisher’s Share (100%)	Life of the Copyright	March 14, 2023	$20,394	$2,812.97	$8,591.22	$454.54
“Countdown” by Beyonce and More	“Cainon Lamb” Writer’s Share (61%)	Life of the Copyright	May 1, 2023	$104,400	$15,693.10	$25,682.40	$1,352.36
“Erik Cain”	“Erik Cain” Sound Recording Owner’s Share (90%)	Life of the Copyright	March 24, 2023	$29,800	$3,903.45	$7,175.84	$380.29
“Diggin On You – TLC Version”	“Diggin On You – TLC Version” Sound Recording Owner’s Share (50%)	Life of the Copyright	December 28, 2023	$22,000	$0.00	$290.00	$15.70
“Swish Swish”	“Swish Swish” Writer’s Share (100%) & Publisher’s Share (100%)	Life of the Copyright	January 16, 2024	$36,300	$5,006.90	$4,283.40	$224.33
“No Scrubs – TLC Version”	“No Scrubs – TLC Version” Sound Recording Owner’s Share (50%)	Life of the Copyright	September 21, 2024	$78,800	$0.00	$7,550.76	$395.32
“Creep – TLC Version”	“Creep – TLC Version” Sound Recording Owner’s Share (50%)	Life of the Copyright	September 21, 2024	$41,500	$0.00	$1,484.00	$80.16
Beyoncé: “Countdown” (and other compositions)	“Cainon Lamb” Writer’s Share (39%)	Life of the Copyright	September 21, 2024	$39,300	$6,820.66	$1,836.96	$96.74
“No Scrubs – TLC Version” 2nd Offering	“No Scrubs – TLC Version” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$4,800	$0.00	$2,180.50	$114.59
“Creep – TLC Version” 2nd Offering	“Creep – TLC Version” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$3,000	$0.00	$35.00	$1.74
“Beyonce’s Radio”	“Beyonce’s Radio” Producer’s Share	Life of the Copyright	April 30, 2025	$9,972	$3,104.23	$0.00	$0.00
“Beyonce: Countdown”	“Beyonce’s Countdown and More” Writer’s Share	Life of the Copyright	April 30, 2025	$33,192	$10,332.50	$2,331.80	$122.80
“Young Thug – Best Friend”	“Best Friend” Writer’s Share	Life of the Copyright	April 30, 2025	$9,648	$3,003.37	$0.00	$0.00
Queen “Under Pressure”	“Under Pressure” Producer’s Share	Life of the Copyright	April 30, 2025	$66,836	$32,735.64	$586.72	$30.86
Queen “I Want It All”	“I Want It All Producer’s Share	Life of the Copyright	April 30, 2025	$17,150	$8,399.81	$64.89	$3.37
Queen “The Show Must Go On”	“The Show Must Go On” Producer’s Share	Life of the Copyright	April 30, 2025	$12,642	$6,191.94	$109.80	$5.84
Queen “Bohemian Rhapsody Soundtrack”	“Bohemian Rhapsody Soundtrack” Producer’s Share	Life of the Copyright	April 30, 2025	$36,652	$17,951.85	$416.89	$21.85
Queen “A Kind of Magic”	“A Kind of Magic” Producer’s Share	Life of the Copyright	April 30, 2025	$12,446	$6,095.86	$163.41	$8.59
“Anything At All – 2024 Version”	“Anything At All – 2024 Version” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$5,292	$1,091.74	$0.00	$0.00
“Duran Duran’s Ordinary World”	“Duran Duran’s Ordinary World” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$16,821	$3,471.00	$1,126.80	$59.24
“Duran Duran’s Come Undone”	“Duran Duran’s Come Undone” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$14,931	$3,081.00	$162.27	$8.51
“Zardonic’s Raise Hell”	“Zardonic’s Raise Hell” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0.00	$0.00	$0.00
“Jimmie Allen’s Down Home”	“Jimmie Allen’s Down Home” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0.00	$0.00	$0.00
“Jimmie Allen’s Freedom Was A Highway”	“Jimmie Allen’s Freedom Was A Highway” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0,00	$0.00	$0.00
“Jimmie Allen’s Best Shot”	“Jimmie Allen’s Best Shot” Sound Recording Owner’s Share	Life of the Copyright	April 30, 2025	$0.00	$0,00	$0.00	$0.00

(1)	Represents amounts as of the date of this Semi-Annual Report.
(2)	Administrative fees are 5% for all Offerings aside from “Hit the Quan” which has Administrative fees of 10%.

We have normal operating expenses as well as planned additional expenses related to infrastructure investment needed to support our business operations. Our company will be responsible for its own operating expenses, as well as certain offering expenses applicable to our offerings of a series of Royalty Share Units.

Liquidity and Capital Resources

As of June 30, 2025, our company had $55,200 in cash on hand for operations compared to $26,907 as of June 30, 2024. On September 27, 2024, our company terminated its Regulation A offering, including all offerings of its Royalty Share Units, as the company’s Regulation A offering was originally qualified on September 28, 2021, and as such, had been open for three years, which is the maximum amount of time that a Regulation A offering can remain open. As such, as of the date of this Semi-Annual Report, the company no longer generating revenues from Sourcing Fees earned in connection with our offerings of SongShares. However, our company is still earning Administrative Fees in connection with distributions made to investors in our company’s Royalty Share Units. The company intends to qualify a new Regulation A - Tier 2 offering so that it can resume its offerings of Royalty Share Units, and intends to file a new Form 1-A offering statement with the SEC as soon as possible.

Sourcing Fees and Administrative Fees earned to date by our company totaled $145,413 and $8,109, respectively, through the date of this Semi-Annual Report. Our company believes it will have sufficient funding from a combination of revenues from Sourcing Fees and Administrative Fees to satisfy our cash requirements for the next twelve months to implement our plan of operations. This assumes that the company will be able to qualify a new Regulation A offering in approximately the next six months. If we are not able to obtain sufficient funding from our revenues to implement our plan of operations, we will consider seeking additional financing from outside sources, including debt and/or equity financing opportunities.

Issuances of Equity

During October 2024, our company assigned all outstanding equity units to SAJA LLC as part of the October 2024 Restructuring.

Indebtedness

During March 2025, our company assigned all outstanding related-party debt and associated accrued interest balances to SAJA LLC as part of the October 2024 Restructuring, apart from the March 27, 2023 promissory note described below.

On March 27, 2023 the company issued a promissory note to a non-affiliate of the company in exchange for a $100,000 loan, the terms of which are set forth in a promissory note issued to this lender by the company. The promissory note originally matured on July 31, 2023 with interest accruing at 10% per annum through July 31, 2023 and then 2% per month through December 31, 2023. The amounts outstanding under the promissory note are secured against our company’s assets, and the holder of the note has a priority interest over other debtors of the company, which requires that the company repay this note prior to repaying any other indebtedness of the company. The balance of the promissory note is still outstanding as of the date of this Semi-Annual Report. Out of the total accrued interest of $12,000 as of June 30, 2025, $8,000 had been to the lender during the six months ended June 30, 2025. The promissory note was subsequently amended to extend the maturity date to January 31, 2025, and again to December 31, 2025 with the interest rate being set at 2% per month from January 1, 2024 onwards. The company intends to use a portion of the proceeds from the TLC offerings of Royalty Share Units to repay this promissory note. A copy of this promissory note and the amendment are filed as exhibits to this Semi-Annual Report. This note is the only outstanding promissory note of the company as of the date of Semi-Annual Report.

Plan of Operations & Trend Information

We plan to launch approximately 10 to 15 additional offerings in the next twelve months to fund the purchase of additional Music Royalty Assets.

We intend to generate revenue from the Sourcing Fees that our company earns from sourcing Music Royalty Assets that are purchased using the proceeds of our offerings, and from Administrative Fees earned from the management of royalty streams due to Royalty Share Unit holders pursuant to the applicable Royalty Share Agreements entered into by the company.

We believe that we will receive sufficient funding from a combination of revenues from Sourcing Fees and Administrative Fees to satisfy our cash requirements for the next twelve months to implement the foregoing plan of operations.

Item 2. Other Information

None.

Item 3. Financial Statements

RoyaltyTraders, LLC
d/b/a SongVest
Interim Balance Sheet
As of June 30, 2025 (Unaudited) and December 31, 2024

	June 30, 2025	December 31, 2024
	(Unaudited)
ASSETS

Current assets
Cash	$55,200	$40,870
Restricted cash	11,443	968,880
Royalty rights, net	41,394	44,663
Total current assets	108,037	1,054,413

Capitalized filing costs, net	56,239	67,562

Total assets	$164,276	$1,121,975

LIABILITIES AND MEMBER’S DEFICIT

Current liabilities
Accounts payable	84,141	44,711
Escrow payable	11,443	11,919
Due to Affiliate	-	956,956
Accrued interest and other accrued expenses	4,000	395,095
Due to related parties, current maturities	-	827,000
Current portion of note payable, investor	100,000	100,000
Total current liabilities	199,584	2,335,681

Due to related parties, less current maturities	-	500,000
Total liabilities	199,584	2,835,681

Member’s deficit	(35,308)	(1,713,706)

Total liabilities and member’s deficit	$164,276	$1,121,975

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Interim Statement of Operations (Unaudited)
For the six months ended June 30, 2025 and June 30, 2024

	June 30, 2025	June 30, 2024
Revenues	$93,232	$343,273

Cost of sales	17,209	-

Gross profit	76,023	343,273

Operating expenses	96,397	651,913

Loss from operations	(20,374)	(308,640)

Other expenses
Interest expense	60,005	98,480
Depreciation & Amortization	11,323	24,045
Total other expense, net	(71,328)	(122,525)

Net loss	$(91,702)	$(431,165)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Interim Statement of Changes in Members’ Equity (Unaudited)
For the six months ended June 30, 2025 and the year ended December 31, 2024

	June 30, 2025	December 31, 2024
Balance, January 1	$(1,713,706)	$(1,297,180)

Capital contributions	-	-

Warrant exercise	-	1,161

Net of assets assigned and liabilities assumed (Note 2)	1,770,100	104,622

Net loss	(91,702)	(522,309)

Balance, June 30	$(35,308)	$(1,713,706)

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Interim Statement of Cash Flows (Unaudited)
For the six months ended June 30, 2025 and June 30, 2024

	June 30, 2025	June 30, 2024
Cash flows from operating activities
Net loss	$(91,702)	$(431,165)
Adjustments to reconcile net loss to net cash used in operating activities
Accretion of debt discount		-
Depreciation & amortization	11,323	24,045
Royalty rights amortization	3,269
Change in fair value of warrant liability
Change in discount on loan
Changes in operating assets and liabilities, net of effect of transfer
Accounts receivable	-	26,360
Music royalty advances	-	843
Accounts payable	39,429	51,349
Due to related party	(956,956)
Escrow payable	(476)	139,970
Accrued interest and other	52,006	74,107
Net cash used in operating activities – continuing operations	(943,107)	(114,491)

Cash flows from investing activities
Net cash used in investing activities – continuing operations	-	-

Cash flows from financing activities
Proceeds from debt issued from related party	-	274,862
Proceeds from simple agreement for future equity	-	-
Net cash provided by financing activities – continuing operations	-	274,862

Net increase (decrease) in cash, cash equivalents and restricted cash	(943,107)	160,371
Cash, cash equivalents and restricted cash, beginning of year	1,009,750	193,458
Cash, cash equivalents and restricted cash, end of year	$66,643	$353,829

Cash, cash equivalents and restricted cash consisted of the following:
Cash	$55,200	$26,907
Restricted cash	11,443	326,922
	$66,643	$353,829

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$8,000	$6,511

Supplemental schedule of noncash investing and financing activities
Liabilities assumed by related party	1,770,100	-

The accompanying notes are an integral part of these financial statements.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Unaudited Financial Statements

1.	NATURE OF OPERATIONS

RoyaltyTraders LLC d/b/a SongVest (the “Company”) acts as a marketplace connecting buyers and sellers of music royalties. The marketplace provides an opportunity for the owners of music rights to monetize their future royalty streams. The Company packages and brokers royalty income streams into royalty unit offerings that are sold to investors as royalty shares. The Company charges a fee for the sourcing services and will also generate income by charging a service fee for managing and distributing certain brokered royalty payments to the royalty unit holders.

On October 11, 2024, the Company executed a Contribution and Exchange Agreement (“Contribution Agreement”) with SAJA LLC, a Delaware limited liability company (“SAJA”), pursuant to which, the holders of RoyaltyTraders LLC common and preferred stock exchanged their interests in the Company for identical interests in SAJA. In connection with the Contribution Agreement, the Company became the wholly-owned subsidiary of SAJA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company may maintain cash balances in excess of FDIC coverage. Management considers this a normal business risk.

Restricted cash

The restricted cash balance represents various pools of restricted cash including cash received in advance from investors to purchase music royalty streams, royalties received for distribution to purchasers of music royalty streams, and funds due to the Company’s affiliate. The restricted cash will be held in escrow until the closing date of the royalty shares, the release of royalties to purchasers, or as required by agreement with the affiliate, depending on the source of the restricted cash. The amount of restricted cash is offset with escrow payable and due to affiliate liabilities.

Accounts receivable

Accounts receivable are stated at the amount management expects to collect on balances outstanding at year end. Accounts receivable are generally collected within 30 days of closing and are recorded net of the allowance for expected credit losses. The estimate of the allowance for expected credit losses is based on an analysis of historical loss experience, current receivables aging, and management’s assessment of current conditions and reasonable and supportable expectation of future conditions, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The allowance for expected credit losses was $0 at June 30, 2025 and December 31, 2024, respectively.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Unaudited Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Royalty rights

In 2023, the Company purchased music royalties to be resold and distributed on the Company’s SongShares site. The Company recorded the royalty rights at cost of $100,000. As the Company sells the music royalties it records a proportionate amount of the acquired rights to cost of sales in the statements of operations. As of June 30, 2025, total remaining rights equaled $41,394 held available for sale.

Multi-year registration costs

The Company must renew its Regulation A+ filing with the SEC and FINRA everything 3 years and capitalized the legal expense of doing so at cost. The asset was placed into service in December 2024 upon submission of the filing. Amortization of this asset commenced at the time it was placed into service over the useful life of 3 years. Unamortized filing fees of $56,239 and $67,652 were included on the accompanying balance sheet as of December 31, 2024, respectively.

Leases

The Company leased an office space and residential apartment until October 3, 2024 when the leases were transferred to SAJA LLC as part of the restructuring referenced below is this note. Prior to that date, these leases were recorded as short-term rentals. The determination of whether an arrangement is a lease is made at lease inception. Under FASB Accounting Standards Codification Topic 842, Leases, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standards as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Warrant liability

The Company classifies warrants to purchase shares of its common units as a liability on its balance sheets when the warrant settlement features do not meet the indexation guidance and are not a fixed for fixed settlement arrangement. Warrant liabilities are classified in the balance sheet as a current liability based on the holder having rights to convert at any time. All outstanding warrants were exercised in May 2024 at a total exercise price of $1,161 for 116,060 common units. The warrant cost plus the remaining fair value of the warrants were recorded to equity at the time of the conversion. As of May 2024, there are no longer any warrants outstanding.

Revenue recognition

The Company recognizes brokered sourcing fee revenue at a point in time upon the closing settlement date for each music royalty asset transaction brokered. Service fee revenue is recognized over time as the services are performed. Revenue is recorded at the amounts the Company expects to receive. Incremental costs in obtaining a contract are expensed as incurred.

Income taxes

The Member of the Company has elected to be treated as an LLC and taxed as a partnership under provisions of the Internal Revenue Code which provide that in lieu of corporation income taxes, the Member is taxed on the Company’s taxable income. The Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary, at this time, to cover any uncertain tax positions.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Unaudited Financial Statements

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Advertising

The Company expenses advertising costs as incurred which totaled $0 and $11,520 for the six months ended June 30, 2025 and June 30, 2024, respectively.

Restructuring

In October 2024, the Company underwent a restructuring (“October 2024 Restructuring”), whereby the Company, through a series of transactions, became a wholly-owned subsidiary of SAJA, and certain aspects of our operations – primarily, the ownership and operation of the SongVest Platform – were distributed to SAJA and SAJA transferred the related assets and liabilities to a newly-formed sister entity, RT2 LLC (“RT2”), which is also a wholly-owned subsidiary of SAJA.

In connection with the October 2024 Restructuring, all shareholders of RoyaltyTraders LLC entered into a contribution and exchange agreement with SAJA, pursuant to which all the holders of common and preferred stock exchanged their interests in RoyaltyTraders LLC for identical interests in SAJA, whereby SAJA became the sole member of RoyaltyTraders LLC.

Also in connection with the October 2024 Restructuring, the Company entered into an assignment and assumption agreement with RT2 and SAJA, pursuant to which SAJA assigned certain assets of the Company, primarily related to the SongVest Platform, to RT2. In connection therewith, SAJA and RT2 assumed certain liabilities of the Company, primarily related to the SongVest Platform. As a result of this series of transactions, RT2 became the owner and operator of the SongVest Platform. The Company entered into a services agreement with RT2, pursuant to the which RT2 agreed to provide staff, technology, administration and marketing/sales support functions to the Company as necessary to carry out the Company’s business plan. In particular, RT2 agreed to allow the Company to utilize the SongVest Platform to market and conduct its offerings of Royalty Share Units. In consideration for the services to be provided by RT2, the Company agreed to pay to RT2, on a monthly basis, twenty percent (20%) of monthly net income earned by the Company.

The following is a summary of assets distributed and liabilities assumed by SAJA and RT2 in connection with the October 2024 Restructuring:

	June 30, 2025	December 31, 2024
Assets Distributed
Accounts receivable, net	$-	$184,013
Royalty music advances	-	81,550
Capital software, net	-	16,678
Due to related party	-	956,956 *
Total transferred assets	-	1,239,197

Liabilities Assumed
Accounts payable	-	(656,276)
Escrow payable	-	(564,038)
SAFE	-	(123,505)
Accrued interest	(443,100)	-
Notes payable – related party	(1,327,000)	-
Total liabilities	(1,770,100)	(1,343,819)
	$(1,770,100)	$(104,622)

*	Remained due to SAJA as of December 31, 2024. The balance due to SAJA and corresponding restricted cash is included on the accompanying December 31, 2024 Balance Sheet.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Unaudited Financial Statements

3.	ALLOWANCE FOR CREDIT LOSSES

The Company had the following activity related to its allowance for expected credit losses for the period ended June 30, 2025 and the year ended December 31, 2024:

	June 30, 2025	December 31, 2024
Beginning balance	$-	$25,445
Provision for expected credit losses	-	-
Transfer of A/R and allowance to RT2 LLC	-	(25,445)
	$-	$-

4.	MUSIC ROYALTY ADVANCES

Management periodically will receive requests from a music royalty holder asking for an advance on upcoming music royalty closings that are brokered by the Company and will be settled in the near term. The Company will issue advances to these holders as a non-interest bearing receivable that will be repaid with upcoming closing proceeds. The collateral on these advances are the music royalties that are cataloged and offered for sale to music investors. Management periodically reviews the list of outstanding advances and records an impairment on any advances that are deemed not collectible. There was no impairment recorded as of December 31, 2024 and ownership of the assets was transferred to RT2 during the year.

5.	PROPERTY AND EQUIPMENT

During 2021, the Company developed a website to allow easy access to review available music royalties and allow investors to scan the available music offerings and make applications for investment. The website went live in January 2022 at which time the asset was placed in service to be amortized over the estimated useful life of three years. Additional development costs are capitalized and maintenance costs are expensed as incurred.

Property and equipment consisted of the following:

	June 30, 2025	December 31, 2024
Filing costs - 3 year capitalized	68,500	68,500
Filing costs - amortization	(12,261)	(938)
	$56,239	$67,562

Amortization expense on filing costs totaled $11,323 and $938 for the period ended June 30, 2025 and the year ended December 31, 2024, respectively.

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Unaudited Financial Statements

6.	NOTE PAYABLE

In March 2023, the Company completed placement of a $100,000 promissory note with an investor. The promissory note bore interest at 10% through the maturity date of July 31, 2023 and 2% for each month after the maturity date through December 31, 2023. The promissory note was subsequently extended through January 31, 2025 and again through December 31, 2025, with monthly extension payments of $2,000 and one balloon payment on the date of maturity. During the first six months of 2025, the Company recognized $12,000 in interest costs.

The future maturities of the note payable are as follows:

Year ending December 31,
2025	$100,000
$100,000

7.	RELATED PARTY TRANSACTIONS

In 2021 the Company completed placement of a $300,000 convertible promissory note and issuance of a warrant to purchase common units with a related party. In October 2022, the Company completed placement of a convertible promissory note - line of credit up to $300,000 and issuance of a warrant to purchase common units with a related party. The line of credit was fully drawn as of January 2024. The warrants were exercised in May 2024. The note was transferred to SAJA in March 2025. Conversion had not occurred prior to when the note was transferred to SAJA. The Company completed placement of additional promissory notes with a related party as follows: $250,000 in 2022, $250,000 in 2023, and $227,000 in 2024. Related party promissory notes totaled $1,327,000 as of December 31, 2024. In May 2024, all outstanding warrants were exercised and the related debt agreements were modified to remove the possibility of future warrants from being issued. The promissory notes and related accrued interest payable balances were transferred to SAJA LLC in March 2025. Conversion of the convertible notes had not occurred as of March 2025 when the notes were transferred to SAJA.

During the first six months of 2025 and 2024, the Company recognized $48,005 and $89,299, respectively in related party interest costs.

The net carrying amount of the related party notes were as follows:

	June 30, 2025	December 31, 2024
Notes payable, related party	$1,327,000	$1,327,000

Transfer of note payable to related party	(1,327,000)	-
Less current maturities	-	(827,000)
	$-	$500,000

RoyaltyTraders, LLC
d/b/a SongVest
Notes to Unaudited Financial Statements

8.	SIMPLE AGREEMENT FOR FUTURE EQUITY

In 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”). The Company withdrew $0 and $28,974 of the cash flow raised during 2024 and 2023, respectively. The SAFE would automatically convert into Conversion Units upon the closing of the next equity financing wherein the Company sells equity for gross proceeds greater than $250,000. In the event of a Company transaction prior to the next equity financing, defined as the sale of substantially all of the Company’s assets with a transfer whether by merger, consolidation or otherwise of more than 50% of the outstanding voting securities, the Company would pay the Holder an amount equal to the proceeds the Holder would have received in such Company transaction, if the SAFE had converted into Conversion Units at the SAFE price immediately prior to the Company transaction. Neither such Company transaction nor equity financing occurred as of the October 2024 Restructuring when the SAFE transferred to SAJA.

9.	LEASES

The Company leased an office space and a residential apartment. The operating leases are short-term leases that have an expected term of 12 months or less at lease commencement. Lease costs associated with the short-term leases totaled $0 and $7,082 for the six months ended June 30, 2025 and 2024, respectively. Leases transferred to RT2 LLC as of the October 2024 Restructuring.

10.	MEMBERS’ EQUITY

All equity units issued by the Company were assigned to SAJA LLC during 2024.

11.	GOING CONCERN

The Company is a start up with expected operating losses. The Company continues to fund these losses with additional equity contributions and debt advanced by related parties and other financing sources during the operating year. The advances are not fully committed through April 2026. The Company had operated at a net loss in 2024 of $522,309 and the cash flow from operations was negative $508,970. The Company had operated at a net loss of for the first six months of June 2025 $91,702 and the cash flow from operations was negative $943,107. The promissory note outstanding at June 30, 2025 has a current maturity date in the coming 12 months. These facts and circumstances raise substantial doubt about the Company’s ability to continue as a going concern for a period of 12 months from the date of these financial statements.

The financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet all of its payment obligations through February 2027. Management acknowledges that uncertainty remains over the ability of the Company to meet its funding requirements and to refinance or repay its borrowing facility as it comes due. If for any reason the Company is unable to continue as a going concern, it could have an impact on the Company’s ability to realize assets at their recognized values, in particular website software and other intangible assets, and to extinguish liabilities in the normal course of business at the amounts stated in the financial statements.

12.	SUBSEQUENT EVENTS

The Company evaluated all subsequent events through February 2, 2026, the date the financial statements were available to be issued.

Item 8. Exhibits

Exhibit Index

Exhibit No.	Description
2.1	Certificate of Formation of RoyaltyTraders LLC*
2.2	Amended and Restated Limited Liability Company Agreement of RoyaltyTraders LLC@@@
4.1	Form of Subscription Agreement**
6.1	“Hit the Quan” Royalty Share Agreement*
6.2	Form of Listing Agreement@@@
6.3	“Chippass” Royalty Share Agreement***
6.4	“Fear No More” Royalty Share Agreement^^
6.5	“Onyx, Travis Scott, The Notorious B.I.G. = = More” Royalty Share Agreement^^^
6.6	“Cross Me” Royalty Share Agreement^^
6.7	“Young L” Royalty Share Agreement+
6.8	“Cainon Lamb” Royalty Share Agreement+
6.9	“Erik Cain” Royalty Share Agreement+
6.10	“No Scrubs – TLC Version”, “Creep – TLC Version”, and “Diggin’ On You – TLC Version” Royalty Share Agreement (and Form of Addendum)++
6.11	OneOf Agreement (and Form of Addendum)++
6.12	Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)++
6.13	Amendment to Amended and Restated Promissory Note originally issued on March 27, 2023 ($100,000)@
6.14	“Swish Swish” Royalty Share Agreement#
6.15	“Beyonce’s Radio” Royalty Share Agreement@@
6.16	“Cainon Lamb (Beyonce Countdown and More)” Royalty Share Agreement@@
6.17	“Justin Bieber’s Rockin Around the Christmas Tree” Royalty Share Agreement@@
6.18	“Young Thug – Best Friend” Royalty Share Agreement@@
6.19	Contribution and Exchange Agreement – Sean Peace@@@
6.20	Contribution and Exchange Agreement – Alex Guiva@@@
6.21	Asset Transfer (Assignment and Assumption) Agreement dated October 17, 2024 between the Company and RT2, LLC@@@
6.22	Services Agreement dated October 11, 2024 between the Company and RT2, LLC@@@
6.23	“Under Pressure” Royalty Share Agreement= =
6.24	“I Want It All” Royalty Share Agreement= =
6.25	“The Show Must Go On” Royalty Share Agreement= =
6.26	“Bohemian Rhapsody Soundtrack” Royalty Share Agreement= =
6.27	“A Kind of Magic” Royalty Share Agreement= =

Exhibit No.	Description
6.28	“Anything At All – 2024 Version (Mitch Malloy)” Royalty Share Agreement= =
6.29	“Duran Duran’s Ordinary World” Royalty Share Agreement &
6.30	“Duran Duran’s Come Undone” Royalty Share Agreement &
6.31	“Zardonic’s Raise Hell” Royalty Share Agreement &
8	Form of Escrow Agreement*

&	Incorporated by reference to the exhibit to the Company’s offering statement on Form 1-A POS filed with the SEC on March 21, 2025.
@	Incorporated by reference to the exhibit to the company’s Form 1-K filed with the SEC on June 18, 2024.
@@	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on July 1, 2024
@@@	Incorporated by reference to the exhibit to the company’s Semi-Annual Report on Form 1-SA filed with the SEC on October 18, 2024
#	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on November 17, 2023
*	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A filed with the SEC on May 21, 2021, and incorporated by reference herein.
**	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed December 29, 2021, and incorporated by reference herein.
***	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed July 27, 2022 and incorporated by reference herein.
^	Incorporated by reference to the exhibit to the company’s semi-annual report on Form 1-SA filed September 27, 2022.
^^	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed November 18, 2022.
^^^	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed December 21, 2022.
+	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on February 17, 2023, and incorporated by reference herein.
++	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on June 14, 2023, and incorporated by reference herein.
+++	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A POS filed with the SEC on July 19, 2023, and incorporated by reference herein.
=	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A filed with the SEC on October 21, 2024.
= =	Incorporated by reference to the exhibit to the company’s offering statement on Form 1-A/A filed with the SEC on December 16, 2024.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 6, 2026.

ROYALTYTRADERS LLC

By:	/s/ Sean Peace
Sean Peace Manager of SAJA LLC, the Manager of the RoyaltyTraders LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Sean Peace	Manager of SAJA LLC, the Manager of the RoyaltyTraders LLC, and the principal executive officer, principal financial officer, and principal accounting officer of RoyaltyTraders LLC	on February 6, 2026
Sean Peace

/s/ Alexander Guiva	Manager of SAJA LLC, the Manager of the RoyaltyTraders LLC	on February 6, 2026
Alexander Guiva